UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 23, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Intersect ENT, Inc.

File No. 333-196974 - CF#31283

_____

Intersect ENT, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 23, 2014, as amended.

Based on representations by Intersect ENT, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	through April 14, 2019
Exhibit 10.17	through January 28, 2015
Exhibit 10.18	through November 14, 2015
Exhibit 10.19	through December 15, 2015
Exhibit 10.20	through June 23, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary